Exhibit 99.1

PROGEN PHARMACEUTICALS LIMITED

ABN:  82 010 975 612

PRELIMINARY FINAL REPORT

FOR THE PERIOD ENDED

30 JUNE 2012

PRELIMINARY FINAL REPORT: 30 JUNE 2012

The following information is provided to the ASX under Listing Rule 4.3A.

The Board of Progen Pharmaceuticals Limited announce the results of the consolidated entity for the year ending 30 June 2012 including comparative information for the year ended 30 June 2011. The results as reported have been audited.

RESULTS FOR ANNOUNCEMENT TO THE MARKET

Revenue from ordinary activities

Down 21.5% to $2,834,890.

Loss from ordinary activities after tax attributable to members

Loss down 43.6% to $3,440,398.

Loss for the period attributable to members

Loss down 43.6% to $3,440,398.

Explanation of the loss from ordinary activities for the period attributable to members

Refer to the Directors Report which follows this announcement under Item 3. “Results and Review of Operations.”

Dividends

The Company has not declared nor paid any dividends.

Net Tangible Assets per security

Net tangible assets per security at 30 June 2012 amounted to $0.23 (2011: $0.36).

Please refer to the Directors’ Report and Financial Statements for an explanation of these results and further information required to be released in accordance with ASX Listing Rule 4.3A.

PROGEN PHARMACEUTICALS LIMITED	Directors’ Report

Your directors present their report on the consolidated entity consisting of Progen Pharmaceuticals Limited ABN 82 010 975 612 and the entities it controlled during the year ended 30 June 2012.

1.              Directors

The names of the company’s directors in office during the year and until the date of this report are as below. Directors were in office for this entire period unless otherwise stated.

Mr Stuart James

Dr John Chiplin (resigned 22 August 2011)

Dr Julie Cherrington (resigned 22 August 2011)

Mr Thomas Burt (resigned 30 November 2011)

Mr Heng Tang

Dr Woei-Jia Jiang

2.              Dividends

No dividends have been paid or declared during the period and the directors do not recommend the payment of a dividend for the year ended 30 June 2012 (2011: Nil).

3.              Results and Review of Operations

Company Overview

The principal activities of Progen Pharmaceuticals Limited during the year continued to be:

1.              Discovery, research and development of potential biopharmaceutical therapeutics for the treatment of human diseases; and

2.              The provision of contract services related to the process development, manufacture and quality assurance of biological products.

The Company’s objective is to build a sustainable biotechnology business through the discovery, development and commercialisation of pharmaceutical therapeutics for cancer and other serious diseases.

Operating and Financial Review

Operating Results for the Year

To be read in conjunction with the attached Financial Report.

The consolidated operating result for the year ended 30 June 2012 was a loss of $3,440,398, being a decrease of 43.6% over the prior year loss of $6,097,706.

The decrease in the loss for 2012 of $2,657,308 is attributable to various factors, including a decrease in research and development expenditure of $1,427,214 following the completion of the PG11047 Phase 1b combination study in advanced cancer patients and the completion of treatment in the PI-88 Phase 2 study in metastatic melanoma.  General and administrative savings of $2,360,095 were realised primarily due to reduced legal and other consultancy fees, savings from the termination of the CEO position and office relocation as a result of restructuring.

Results and Review of Operations (cont’d)

Operating Results for the Year (cont’d)

The following table summarises the consolidated results:

	% Change	2012 $	2011 $
Revenue	(21.5)	2,834,890	3,610,695
Other income	—	56,195	55,752
Research and development expenditure	(49.5)	(1,455,733)	(2,882,947)
Manufacturing expenditure	6.6	(2,670,949)	(2,506,383)
Administrative and corporate expenses (incl. finance costs)	(56.4)	(1,821,647)	(4,181,742)
Other expenses	174.2	(381,660)	(139,170)
Impairment loss	(97.2)	(1,494)	(53,911)
Operating loss	(43.6)	(3,440,398)	(6,097,706)

Earnings/ (Loss) per Share and Net Tangible Assets per Share

	% Change	2012 cents	2011 cents
Basic and diluted loss per share	(43.7)	(13.9)	(24.7)
Net tangible assets per share	(36.8)	23.0	36.4

Management Discussion and Analysis

Interest and Licensing Income

Interest income fell by 42.6% to $316,385 during fiscal year 2012 primarily due to reduced funds on deposit due to the operating cash outflows throughout the year.

License fee revenue of $510,360 was realised in 2012 (2011: $474,744) as the Company’s licensee, Medigen Biotechnology Corporation reached its second milestone in the development of PI-88.

	% Change	2012 $	2011 $
Revenue and other income
Manufacturing	(22.3)	2,008,145	2,584,456
License fee revenue	7.5	510,360	474,744
Interest revenue	(42.6)	316,385	551,495
Other income	—	56,195	55,752
Total revenue and other income	(21.1)	2,891,085	3,666,447

Research and Development (R&D) Expenditure

The primary activities of the R&D division for the year were:

1.              Preclinical and clinical development of PG545; and

2.              The clinical development of other drug candidates including PG11047 and the Phase 2 PI-88 melanoma program.

3.             Results and Review of Operations (cont’d)

Research and Development

Research and development expenditure decreased by 49.5% to $1,455,733 during the year ended 30 June 2012, reflecting the completion of both the PG11047 combination study in the USA and the treatment of the final patient in the PI-88 metastatic melanoma study.

The company expended $1,103,725 on the development of its anti-cancer compound PG545 (2011: $1,887,954).  Expenditure on US R&D activities, primarily the PG11047 Phase 1b combination study, decreased 87.3% to $71,056 (2011: $555,087) as the study completed enrolment.  Expenditure of $13,768 was booked against the PI-88 Phase 2 Melanoma trial (2011: $113,225) which has completed treatment and has proceeded to data-lock.

Manufacturing

PharmaSynth operates a “currently Good Manufacturing Practices” (cGMP), certified manufacturing facility that provides contract manufacturing services to the biotechnology industry, earning revenues on a fee for service basis across the pharmaceutical, biotechnology and veterinary industries.

Revenues earned by the manufacturing division decreased 22.3% to $2,008,145 in 2012 (2011: $2,584,456) due to the delivery of fewer manufacturing contracts.

The operating result in the manufacturing segment decreased $737,749 to a loss of $662,804 (2011: profit of $74,945).

Liquidity

The Company ended the financial year with cash and cash equivalents and held-to-maturity investments totalling $5,023,130 compared with $10,447,589 at the previous year-end.  Progen did not raise additional funds during year ended 30 June 2012.

Cash and cash equivalents at 30 June 2012 were represented by of a mix of highly liquid interest bearing investments with maturities of up to 180 days and deposits on call. These investments do not constitute any material financial market risk exposure.

Cash Flows

Cash of $5,346,306 was disbursed during the year to fund consolidated net operating activities, compared to $4,650,912 in 2011.  Other than regular customers, there were no material collections received in 2012, despite decreased R&D, corporate and other expenses.

Funding Requirements

Currently there are no significant commitments for capital expenditure. However, the group expects to incur substantial future expenditure in light of its clinical oncology programs.  At present, Progen is undertaking preclinical studies for PG545.

At 30 June 2012, the Group has outstanding commitments of $2,163,809 (2011: $1,385,576), of which $863,870 relates to the supply and manufacture of PI-88 to licensee, Medigen Biotechnology Co., $338,302 relates to the Phase 1 clinical trial of PG545, $300,000 pertaining to the company’s insurance portfolio and the remainder pertaining to operating lease commitments and general expenditure commitments.

Future cash requirements will depend on a number of factors, including the scope and results of preclinical studies and clinical trials, continued progress of research and development programs, the company’s out-licensing activities, the ability to generate positive cash flow from contract manufacturing services, the ability to generate revenues from the commercialisation of drug development efforts and the availability of other funding.

4.              Significant Changes in the State of Affairs

(i)                                    Corporate restructure

In June 2011, the Company undertook a corporate restructure, including the termination of the company’s lease at its corporate office in Toowong and a restructure of the company’s board and senior management.

4. Significant Changes in the State of Affairs (cont’d)

(i)                                    Corporate restructure (cont’d)

Dr John Chiplin and Dr Julie Cherrington resigned in August 2011. Mr. Tom Burt stepped down from the board in November 2011.  Further, CEO Sue MacLeman finished with the company in August 2011 and Paul Dixon has moved to a consultancy agreement, however continued in his existing capacity as General Manager of Finance and Company Secretary.  Dr Woei-Jia Jiang was appointed as a non-executive director during June 2011.

The Toowong corporate office was vacated in late August 2011 with all staff moving to the company’s manufacturing facility at Darra.  The consolidation of facilities has resulted in a significant cost saving to the group moving forward.

5. Significant Events after the Balance Date

No significant events have occurred after the balance date.

6.              Likely Developments and Expected Results

The likely developments in the year ahead include:

(i)                        Continuation of preclinical studies relating to the company’s lead candidate, PG545;

(ii)                    Providing necessary support to Medigen Biotechnology Corporation in order to reach value inflection milestones associated with the License and Collaboration Agreement;

(iii)                Drive progress and increase profitability in the company’s manufacturing business; and

(iv)                 Conducting a capital raising to ensure adequate resources are available to progress the company’s drug business.

7.              Directors — Qualifications, Experience and Special Responsibilities

Directors in office at the date of this report

Mr Stuart James BA Honours

Independent Non-Executive Chairman

Audit Committee Member, Remuneration Committee Member

Mr James has held a number of high profile executive positions during his career and has extensive experience in the oil, health and financial services sector.  Following a 25 year career with Shell both in Australia and internationally, Mr James past roles have included Managing Director of Australian Financial Services for Colonial and Managing Director of Colonial State Bank (formally the State Bank of NSW).  Mr James most recent executive role was a CEO of The Mayne Group, including Mayne Health and Mayne Pharma.  He is a Member of the Supervisory Board of Wolters Kluwer NV and a member of the Advisory Board of Gresham Private Equity Ltd.  Mr, James is Chairman of Pulse Health Ltd, Prime Financial Group Ltd and a Non-Executive Director of Greencross Ltd and Phosphagenics Ltd.

Mr Heng Hsin Tang BENG(Hons) MBA

Non-Executive Director

Audit Committee Chair, Remuneration Committee Member

Mr Tang has a bachelor’s degree in Civil Engineering with honours, and an MBA from the University of Queensland. Mr Tang has more than 10 years experience in project and financial managements in engineering and property development, specialising in feasibility studies, cash-flow management, structural finance and acquisitions for major projects. Until recently, Mr Tang was Commercial Manager for a national property developer, and managed the finance for their Queensland projects valued at over $1bn.

Dr Woei-Jia Jiang

Audit Committee Member, Remuneration Committee Member

Dr Jiang is a bioentrepreneur with more than 20 years experience in the pharmaceutical and biotechnology industries working in research, corporate advisory and various senior management roles. Currently he is the Managing Director of Wholesome Biopharm Pty Ltd, a Melbourne-based biotechnology company focused on the development of innovative asthma treatments.  Dr. Jiang was a co-founder of Metabolic Pharmaceuticals Limited, now Calzada Limited when his co-invention of AOD9604 was out-licensed to Circadian Technologies Limited and he has also consulted to biotechnology companies locally and internationally, including former Meditech Research Limited (now Alchemia Oncology Pty Ltd., a

7.              Directors — Qualifications, Experience and Special Responsibilities (cont’d)

Directors in office at the date of this report (cont’d)

subsidiary of Alchemia Limited. Dr. Jiang received his BSc and MSc (Chemistry) degrees from National Cheng-Kung University in Taiwan and PhD (Biochemistry) degree from Monash University, Australia.

Directors who were in office during the year, but not at the date of this report

Dr Julie Cherrington BS MS PhD

Independent Non-Executive Director

Remuneration Committee Member

Julie Cherrington joined Pathway Therapeutics as President and CEO in October 2009. Pathway is a clinical stage company with a focus on the discovery and development of novel PI3K and mTOR inhibitors for the treatment of cancer and inflammatory/respiratory indications. Previously, Dr Cherrington was president at Phenomix Corporation with strategic and operational responsibilities for drug research and development at the discovery, pre-clinical and clinical stages and played a leadership role in the financing, business development and corporate development functions in the company. Prior to joining Phenomix in 2003, she was vice president of preclinical and clinical research at SUGEN, a Pfizer company. SUGEN focused on the discovery and development of small molecule kinase inhibitors for cancer and was a leader in molecular profiling patient samples in concert with innovative Phase 1 and Phase 2 clinical trial designs with novel targeted agents. Dr Cherrington was instrumental in the development of SUTENT and its approval for renal cell cancer and gastrointestinal stromal tumours. Prior to SUGEN, Dr Cherrington held a range of positions of increasing responsibility at Gilead Sciences. Dr Cherrington is currently a member of the Board of Directors of Xenome Ltd, a pain focused biotechnology company.

Dr John Chiplin BPharm PhD

Non-Executive Director

John Chiplin, PhD, has broad-based experience in the life science and technology industries, both from an operational and investment perspective. Most recently he was founding CEO of Arana Therapeutics, a new generation Antibody developer and a board member of Domantis, Inc. - prior to the acquisition of the companies by Cephalon and GSK respectively. Immediately prior to running Arana, Dr. Chiplin was head of the ITI Life Sciences investment fund in the UK. His own investment vehicle, Newstar Ventures Ltd., has funded more than a dozen early stage companies in the past ten years. Dr. Chiplin’s Pharmacy and Doctoral degrees are from the University of Nottingham, UK, and he currently serves on the Boards/acts as an advisor to a number of international public/private companies and venture capital funds.

Mr Thomas Burt

Non-Executive Director

Remuneration Committee Chair

Mr Burt has over 40 years experience across a number of industries including telecommunications, postal and retail operations, logistics, property management/development and management consulting. He attended the University Of Hawaii Advanced Management Program in 1988 and the Mt Eliza Business School Directors’ Course in 1991. Mr Burt has held positions including Managing Director, New Zealand Post Properties Ltd, Managing Director, Total Logistics Company Ltd, National General Manager Facilities Management, Telstra, National General Manager Program Office and Service Improvement, Telstra and Manager International Business Development Asia-Pacific for Lockheed Martin Distribution Technologies. Over the past 6 years, Mr Burt has worked for various companies in a management consulting role as well as undertaking a one year special assignment for Lockheed Martin Overseas Corporation.

Paul Dixon

General Manager Finance and Company Secretary

Paul Dixon joined Progen in late 2008 on a contract basis and has since commenced as General Manager of Finance and Company Secretary. Paul’s duties include ASX and statutory reporting, audit management, company secretarial duties, oversight of the finance team and internal controls. Prior to joining Progen, Paul was Group Financial Controller for ASX listed manufacturing company Style Limited, where he was responsible for ASX reporting and the management of the international finance function. Prior to this, Paul held accountancy positions with Rio Tinto, Mack Trucks Australia and Betta Stores Limited.

8.              Particulars on Directors’ Interest in Shares and Options

As at the date of this report the directors’ interests in shares and options of the Company as notified by the directors to the Australian Stock Exchange in accordance with S205G(1) of the Corporations Act 2001 were:

Director	Shares	Options
Stuart James	—	—
Heng Hsin Tang	1,500	—
Woei-Jia Jiang	109,626	—

9.              Directors’ Attendance at Board and Committee Meetings

The number of directors’ meetings held during the year and the number of meetings attended by each director were as follows:

	Directors’ meetings		Audit committee meetings		Remuneration committee meetings
Name	A	B	A	B	A	B
Stuart James	10	10	2	2	—	—
Heng Tang	10	10	2	2	—	—
Woei-Jia Jiang	10	10	1	1	—	—
Thomas Burt	2	2	1	1	—	—
John Chiplin	1	1	—	—	—	—
Julie Cherrington	1	1	1	1	—	—

Key:                     A :                                Number of meetings attended

B :                                Number of meetings held during the time the director held office or was a member of the committee

10.       Remuneration Report (audited)

This remuneration report outlines the director and executive remuneration arrangements of the Group in accordance with the requirements of the Corporations Act 2001 and its regulations. For the purposes of this report, key management personnel (KMP) of the Group are defined as those persons having authority and responsibility for planning, directing and controlling the major activities of the Group, directly or indirectly, including any director (whether executive or otherwise) of the parent company.

Details of the key management personnel

(i) Directors
S. James	Chairman (non-executive)
J. Chiplin	Non-executive Director - resigned 22 August 2011
J. Cherrington	Non-executive Director - resigned 22 August 2011
T. Burt	Non-executive Director - resigned 30 November 2011
H.H. Tang	Non-executive Director
WJ Jiang	Non-executive Director

(ii) Executives
S. MacLeman	Chief Executive Officer — resigned 26 August 2011
P. Dixon	General Manager — Finance and Company Secretary — resigned 15 July 2011
D. Bampton	Director — Regulatory Affairs — ceased employment 28 February 2012
F. Lankesheer	Director — Business Development and Legal
L. Tillack	Chief Executive Officer - Pharmasynth

There have been no other changes to the KMP after the reporting date and before the date the financial report was authorised for issue.

10. Remuneration Report (audited) (cont’)

A. Principles used to determine the nature and amount of remuneration

Remuneration Philosophy

Remuneration levels are competitively set to attract the most qualified and experienced directors and executives. The remuneration structures outlined below are designed to attract suitably qualified candidates, reward the achievement of strategic objectives, and achieve the broader outcome of creating shareholder value.

The Board ensures that executive reward satisfies the following criteria for good reward corporate governance practices:

•                  competitiveness and reasonableness;

•                  acceptability to shareholders;

•                  performance linkage/alignment of executive compensation;

•                  transparency; and

•                  capital management.

Remuneration packages may include a mix of fixed and variable remuneration including performance based bonuses and equity plans.

Remuneration Structure

In accordance with best practice corporate governance, the structure of non-executive director and executive remuneration is separate and distinct.

Non-executive Director Remuneration

Non-executive directors’ fees reflect the demands which are made on, and the responsibilities of, the directors. Non-executive directors’ fees are reviewed periodically by the Board and were last done so on 29 August 2011.

The Constitution and the ASX Listing Rules specify that the aggregate remuneration of the non-executive directors shall be determined from time to time by a general meeting of shareholders. The current aggregate fee pool limit is $500,000 as approved by shareholders at the 2007 AGM.

As of 29 August 2011, fees paid to non-executive directors range from $61,392 to $94,172 per annum for each non-executive director, exclusive of board committee fees. The fees paid to the non-executive Chairman amount to $204,117, exclusive of board committee fees.  Members of the board committees receive an additional $7,075 per committee per annum, with the chairs of each respective committee receiving an additional $14,151 per annum.

Retirement allowances are not paid to non-executive directors other than contributing superannuation to the directors’ fund of choice. This benefit forms part of the directors’ base fees.

The remuneration of non-executive directors for the periods ended 30 June 2012 and 30 June 2011 is detailed in table 1 of this report.

Executive Remuneration

The executive pay and reward framework has two components:

•                  fixed remuneration including base pay and benefits; and

•                  variable remuneration including performance related bonuses and equity plans.

As the company continues in its research and development stage and has not been generating earnings, executive reward is linked to the achievement of specified milestones.

Fixed remuneration

The level of fixed remuneration is set so as to provide a base level of remuneration which is both appropriate to the position and is competitive in the market.

Fixed remuneration consists of base remuneration, as well as employer contributions to superannuation funds. Executives are given the opportunity to receive their fixed base remuneration in a variety of forms including cash and fringe benefits such as motor vehicles. It is intended that the manner of payment chosen will be optimal for the recipient without creating undue additional cost for the Company.

Fixed remuneration is generally reviewed annually by the remuneration committee. This process consists of a review of individual performance and overall performance of the Company. The Committee has access to external advice independent of management.

10.       Remuneration Report (audited) (cont’d)

Executive Remuneration (cont’d)

Fixed remuneration (cont’d)

The Company does not pay retirement benefits to any senior executives other than contributing superannuation to the senior executives’ fund of choice.  This benefit forms part of the senior executives’ base remuneration.

The fixed remuneration component of executives is detailed in table 2.

Performance related bonuses

Performance related bonuses to eligible executives of the Manufacturing division of $1,523 were paid in 2012 financial year.

Retention Bonus

No retention bonuses were paid throughout the 2012 financial year.

Retirement benefits

The company meets its obligations under the Superannuation Guarantee Legislation.

Equity plans

The company is able to issue share options under The Progen Directors and Employees Option Incentive Plan. The objective of the equity plan is to reward executives in a manner that aligns remuneration with the creation of shareholder wealth.

Information on all options vested during the year is detailed in table 3 and further detail of the plan is in note 12.

Group Performance

In considering the consequences of the Company’s performance on shareholder wealth the Board are focused on total shareholder returns. In the Company’s case this consists of the movement in the Company’s share price rather than the payment of dividends. Given the current stage of the Company’s development, it has never paid a dividend and does not expect to in the near future.

The following table shows the change in the Company’s share price and market capitalisation as compared to the total remuneration (including the fair value of options granted, but excluding termination payments) during the current financial year and the previous four financial years:

	2012	2011	2010	2009	2008
Share price at end of year	$0.14	$0.23	$0.40	$0.85	$1.38
Change in share price	$(0.09)	$(0.17)	$(0.45)	$(0.53)	$(3.22)
Market capitalisation at end of year plus amounts distributed to shareholders during the year (1)	$3,459,274	$5,683,092	$9,883,639	$59,399,732	$83,343,570
Change in market capitalisation	$(2,223,819)	$(4,200,546)	$(49,516,094)	$(23,943,837)	$(189,956,430)
Total Key Management Personnel remuneration	$1,205,563	$1,916,518	$1,285,875	$1,561,966	$2,614,087

(1)The Company executed a $39,419,637 off-market share buy-back in April 2009.

10.       Remuneration Report (audited) (cont’d)

B. Details of remuneration of key management personnel

Table 1: Non-executive directors’ remuneration for the year ended 30 June 2012.

		Short term			Post employment		Share- based payment
Directors		Salary and fees $	Cash bonus $	Non monetary benefits $	Superannuation $	Termination payment $	Options $	Total $
Stuart James	2012	200,246	—	—	18,022	—	—	218,268
	2011	138,480	—	—	12,463	—	—	150,943
Thomas James(1) Burt	2012	18,867	—	—	—	69,000	—	87,867
	2011	75,470	—	—	—	—	—	75,470
John Chiplin(2)	2012	8,744	—	—	—	—	—	8,744
	2011	61,321	—	—	—	—	—	61,321
Julie Cherrington(2)	2012	10,762	—	—	—	—	—	10,762
	2011	75,472	—	—	—	—	—	75,472
Heng Tang	2012	75,543	—	—	—	—	—	75,543
	2011	71,837	—	—	3,635	—	—	75,472
Paul Lin(3)	2012	—	—	—	—	—	—	—
	2011	59,106	—	—	—	—	—	59,106
Woei-Jia Jiang	2012	86,396	—	—	7,776	—	—	94,172
	2011	—	—	—	—	—	—	—
Total - Non-executive Directors	2012	400,558	—	—	25,798	69,000	—	495,356
	2011	481,686	—	—	16,098	—	—	497,784

(1) Resigned 30 November 2011

(2) Resigned 22 August 2011

(3) Resigned 16 June 2011

10.                               Remuneration Report (audited) (cont’d)

Table 2: Remuneration for the other key management personnel for the year ended 30 June 2012.

		Short term					Post employment		Share- based payment
Other key management personnel		Salary and fees $	Cash bonus $		Non monetary benefits $		Superannuation $	Termination payment $	Options $	Total $	Options Remuneration %
Laurence Marton(1)	2012	—	—		—		—	—	—	—	—
	2011	218,621			18,645	(5)	—	39,449	—	276,715	—
Paul Dixon (2)	2012	170,086	—		—		1,296	—	(3,511)	167,871	(2.1)
	2011	149,350	4,500		—		13,847	—	3,511	171,208	2.1
Darryn Bampton(3)	2012	114,552	—		—		10,325	34,629	1,873	161,379	1.2
	2011	149,350	1,650		—		13,590	—	1,873	166,463	1.1
Susan MacLeman(4)	2012	49,863	—		—		11,488	181,481	104,107	346,939	30.0
	2011	303,738	87,210		—		35,185	—	68,170	494,303	13.8
Fleur Lankesheer	2012	170,587	—		—		15,353	—	1,404	187,344	0.7
	2011	154,552	—		—		13,910	—	1,404	169,866	0.8
Leslie Tillack	2012	119,380	1,523	(6)	—		10,881	—	—	131,784	—
	2011	115,566	13,750		—		11,638	—	—	140,954	—
Total - Other key management personnel	2012	624,468	1,523		—		49,343	216,110	103,873	995,317	10.5
	2011	1,091,177	107,110		18,645		88,170	39,449	74,958	1,419,509	5.2

(1) Resigned 31 October 2010

(2) Resigned 15 July 2011, however continued as a consultant in the same capacity

(3) Terminated 28 February 2012

(4) Resigned 26 August 2011

(5) US based health plans

(6) The percentage bonus paid to Leslie Tillack was 1.2%. For all other Key Management Personnel the percentage bonus earned was 0%

10.                               Remuneration Report (audited) (cont’d)

C. Service Agreements

The Company’s policy is to enter into service contracts with executive directors and senior executives on appointment that are unlimited in term but capable of termination on specified notice periods; and that the Company has the right to terminate the contract immediately by making payment equal to the specified notice period as pay in lieu of notice other than for misconduct when termination is immediate. The executive directors and senior executives are also entitled to receive on termination of employment their statutory entitlements of accrued annual leave and long service leave.

The service contract outlines the components of remuneration paid to the executive directors and key management personnel but does not prescribe how remuneration levels are modified year to year.

The current base remuneration, short-term incentive arrangements and termination notice periods included in the service agreements with key management personnel are detailed below.

F Lankesheer, Director of Business Development and Legal

•                  Term of agreement — unlimited, capable of termination on notice of 4 weeks.

•                  Base salary, inclusive of superannuation, of $185,940, last reviewed on 3 July 2011

L Tillack, Chief Executive Officer - PharmaSynth

•                  Term of agreement — unlimited, capable of termination on notice of 26 weeks.

•                  Base salary, inclusive of superannuation, of $130,261, last reviewed on 3 July 2011

P Dixon, General Manager - Finance and Company Secretary

•                  Term of consultancy agreement — variable depending on completion of projects

•                  Consulting fees paid on an hourly rate

•                  No allowance for a termination payment

10. Remuneration Report (audited) (cont’d)

D. Share-Based Payments

During the 2012 financial year the following options vested and expired with key management personnel of the Group under the terms of The Progen Directors and Employee Option Incentive Plan.

Of the 1,000,000 options granted to Sue MacLeman, the Chief Executive Officer during the 2010 financial year, the first tranche of 166,667 options were forfeited following the market share price conditions not being met during the 2011 year. The remaining tranches totalling 833,333 options were forfeited on 26 February 2012 per the terms of the Progen Directors and Employee Option Incentive Plan.

There were no options granted during the 2012 financial year.

Table 3: Number of options vested and forfeited during the year for KMP

	Grant date	Expiry date	No. of options vested		% options vested	% forfeited(3)
S MacLeman	29-Mar-2010	29-Mar-2015	166,667	(1)	100%	0%
S MacLeman	29-Mar-2010	29-Mar-2015	166,666	(1)	100%	0%
S MacLeman	29-Mar-2010	29-Mar-2015	250,000	(1)	100%	0%
S MacLeman	29-Mar-2010	29-Mar-2015	250,000	(1)	100%	0%
P Dixon	01-Jan-2011	01-Jan-2016	—		0%	100%
D Bampton	01-Jan-2011	01-Jan-2016	40,000		100%	0%
F Lankesheer	01-Jan-2011	01-Jan-2016	30,000		100%	0%

(1) Forfeited on 26 February 2012 following the redundancy of the CEO position. These options vested in August following the CEO’s redundancy under the terms of the Progen Directors and Employee Option Incentive Plan.

(2) Options vest upon fulfilment of share market price conditions; i.e, 30 day VWAP exceeds the share prices of $0.65 in Yr 1, $0.80 in Yr 2, $0.95 in Yr 3, $1.05 in Yr 4; and $1.15 in Yr 5.

(3) Represents options forfeited prior to vesting.

The following table summarises the value of options granted, exercised or expired during the 2012 financial year to directors and key management personnel.

	Value of options granted during the year $	Value of options exercised during the year $	Value of options lapsed during the year(1) $
S MacLeman	—	—	—
P Dixon	—	—	—
D Bampton	—	—	—
F Lankesheer	—	—	—

(1) Value of options that lapsed during the year due to the failure to satisfy a vesting condition (calculated at lapse date but assuming the vesting condition was satisfied).

10. Remuneration Report (audited) (cont’d)

D. Share-based payments (cont’d)

During the year no options were exercised by directors or key management personnel.

The Board has a policy prohibiting directors or executives entering into contracts to hedge their exposure to options or shares granted as part of their remuneration. The Board periodically requests directors and executives confirm they are in compliance with this policy.

END — Remuneration Report

11.       Loans to Directors and Executives

No loans have been paid to Company directors or executives during or since the end of the financial year.

12.       Environmental Regulations

The Company complies with all environmental regulations applicable to its operations and there have been no significant known breaches.

13.       Rounding

In the 2011 financial year the amounts contained in the directors report and in the financial report were rounded to the nearest $1,000 (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/100. The Company was an entity to which the Class Order applied.

For the year ended 30 June 2012 the Group no longer meets the requirements under ASIC Class Order 98/100 to apply rounding to the nearest $1,000. As a result the amounts contained in this report and in the financial report have been rounded to the nearest dollar. The 2011 comparatives have been adjusted to reflect this rounding.

14.       Indemnification and Insurance of Directors and Officers

The Company has agreed to indemnify directors in respect of certain liabilities incurred while acting as a director of any group company. No liability has arisen under these indemnities as at the date of this report.

The Company has agreed to use its reasonable endeavours to arrange insurance for the directors against certain risks the director is exposed to as a director of the Group Companies.

During the year, the Company paid a premium to insure the directors, company secretary and other executive staff. Under the terms and conditions of the insurance arrangements, disclosure of the nature of the insurance and the premium is prohibited.

The liabilities insured include costs and expenses that may be incurred in defending any wrongful, but not wilful, act, error or omission by the officers in their capacity as officers of the Company.

No other insurance premiums have been paid or indemnities given, during or since the end of the year, for any person who is or has been an officer or auditor of the Company.

15.       Auditor Independence and Non-audit Services

A copy of the Company’s auditors’ independence declaration is set out on page 17.

Non-audit services

The following non-audit services were provided by the entity’s auditor, BDO East Coast Partnership (“BDO”) (formerly known as PKF East Coast Practice). The Company’s audit committee pre-approved these non-audit services. The directors are satisfied that the provision of non-audit services is compatible with the general audit standards of independence for auditors imposed by the Corporations Act 2001. The nature and scope of the non-audit services provided means that auditor independence was not compromised.

During the year, the company received non-audit services from BDO in relation to Tax consultancy services.

15. Auditor Independence and Non-audit Services (cont’d)

Non-audit services (cont’d)

BDO received or are due to receive the following amounts for the provision of non-audit services:

$
Tax related services	17,380
17,380

The following non-audit services were provided by the entity’s previous auditor, Ernst & Young. The Company’s audit committee pre-approved these non-audit services. The directors are satisfied that the provision of non-audit services is compatible with the general audit standards of independence for auditors imposed by the Corporations Act 2001. The nature and scope of the non-audit services provided means that auditor independence was not compromised.

During the year, the company received non-audit services from Ernst & Young in relation to Tax consultancy services.

$
Tax related services	15,939
15,939

Signed in accordance with a resolution of the directors.

S. James	H. Tang
Chairman	Director

Date: 31 August 2012	Date: 31 August 2012

Tel: +61 2 9251 4100Fax: +61 2 9240 9821	Level 10, 1 Margaret St Sydney NSW 2000
www.bdo.com.au	Australia

DECLARATION OF INDEPENDENCE BY ALBERT LOOTS TO THE DIRECTORS OF PROGEN PHARMACEUTICALS LIMITED

As lead auditor of Progen Pharmaceuticals Limited for the year ended 30 June 2012, I declare that, to the best of my knowledge and belief, there have been no contraventions of:

•                    the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

•                    any applicable code of professional conduct in relation to the audit.

This declaration is in respect Progen Pharmaceuticals Limited and the entities it controlled during the period.

Albert Loots
Partner

BDO East Coast Partnership
Brisbane, 31 August 2012

BDO East Coast Partnership ABN 83 236 985 726 is a member of a national association of independent entities which are all members of BDO (Australia) Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO East Coast Partnership and BDO (Australia) Ltd are members of BDO international Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent members firms. Liability limited by a scheme approved under Professional Standards Legislation (other than for the acts or omissions of financial services licensees) in each state or Territory other than Tasmania.

Progen Pharmaceuticals Limited

Statement of Comprehensive Income

For the year ended 30 June 2012

		Consolidated
		2012	2011
	Note	$	$

REVENUE	4 (a)	2,834,890	3,610,695

Other income	4 (b)	56,195	55,752
		2,891,085	3,666,447

EXPENSES
Research and development expenses		1,455,733	2,882,947
Manufacturing facility expenses		2,670,949	2,506,383
Administrative and corporate expenses		1,821,647	4,181,742
Impairment loss		1,494	53,911
Other expenses	4 (f)	381,660	139,170
		6,331,483	9,764,153

NET LOSS FROM OPERATIONS		(3,440,398)	(6,097,706)

INCOME TAX EXPENSE	6	—	—

NET LOSS FOR YEAR		(3,440,398)	(6,097,706)

OTHER COMPREHENSIVE INCOME
Foreign currency translation		(1,926)	(12,049)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR		(3,442,324)	(6,109,755)

Basic and diluted loss per share (cents per share)	7	(13.9)	(24.7)

The above statement of comprehensive income should be read in conjunction with the accompanying notes.

Progen Pharmaceuticals Limited

Statement of Financial Position

As at 30 June 2012

		Consolidated
		2012	2011
	Note	$	$
ASSETS
Current Assets
Cash and cash equivalents	9	1,834,442	6,332,589
Held-to-maturity investments	9	3,188,688	4,115,000
Trade and other receivables	10	1,837,115	1,014,561
Prepayments		116,937	103,232
Other assets		—	73,688
Total Current Assets		6,977,182	11,639,070

Non-current Assets
Other assets		13,000	13,164
Prepayments		95,327	129,991
Plant and equipment	11	290,463	398,208
Total Non-current Assets		398,790	541,363

TOTAL ASSETS		7,375,972	12,180,433

LIABILITIES
Current Liabilities
Trade and other payables	13	1,355,678	2,732,997
Provisions	14	188,525	275,821
Total Current Liabilities		1,544,203	3,008,818

Non-current Liabilities
Provisions	14	158,767	180,142
Total Non-current Liabilities		158,767	180,142

TOTAL LIABILITIES		1,702,970	3,188,960

NET ASSETS		5,673,002	8,991,473

EQUITY
Contributed equity	15	152,217,594	152,217,594
Reserves	16	3,559,723	3,437,796
Accumulated losses	16	(150,104,315)	(146,663,917)

TOTAL EQUITY		5,673,002	8,991,473

The above statement of financial position should be read in conjunction with the accompanying notes.

Progen Pharmaceuticals Limited

Statement of Changes in Equity

For the year ended 30 June 2012

	Contributed Equity		Accumulated	Employee	Foreign currency
Consolidated	Number of ordinary shares	Amount $	losses $	reserve $	translation $	Total $

At 1 July 2010	24,709,097	152,217,594	(140,566,211)	3,281,236	84,946	15,017,565
Loss for the year		—	(6,097,706)	—	—	(6,097,706)
Other Comprehensive Income		—	—	—	(12,049)	(12,049)
Total Comprehensive Income for the year	—	—	(6,097,706)	—	(12,049)	(6,109,755)
Transactions with owners in their capacity as owners:
Share-based payments to employees	—	—	—	83,663	—	83,663
At 30 June 2011	24,709,097	152,217,594	(146,663,917)	3,364,899	72,897	8,991,473

At 1 July 2011	24,709,097	152,217,594	(146,663,917)	3,364,899	72,897	8,991,473
Loss for the year		—	(3,440,398)	—	—	(3,440,398)
Other Comprehensive Income	—	—	—	—	(1,926)	(1,926)
Total Comprehensive Income for the year	—	—	(3,440,398)	—	(1,926)	(3,442,324)
Transactions with owners in their capacity as owners:
Share-based payments to employees	—	—	—	123,853	—	123,853
At 30 June 2012	24,709,097	152,217,594	(150,104,315)	3,488,752	70,971	5,673,002

The above statement of changes in equity should be read in conjunction with the accompanying notes.

Progen Pharmaceuticals Limited

Statement of Cash Flows

For the year ended 30 June 2012

		Consolidated
		2012	2011
	Note	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		2,168,080	3,853,593
Payments to suppliers, employees and others		(7,827,637)	(9,047,303)
Interest received		313,251	551,496
Finance costs		—	(8,698)
NET CASH FLOWS (USED IN) OPERATING ACTIVITIES	9	(5,346,306)	(4,650,912)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from short term investments		926,312	7,135,288
Purchase of plant and equipment	11	(77,147)	(63,298)
Proceeds from sale of plant and equipment		991	26,214
NET CASH FLOWS PROVIDED BY INVESTING ACTIVITIES		850,156	7,098,204

CASH FLOWS FROM FINANCING ACTIVITIES		—	—
NET CASH FLOWS FROM FINANCING ACTIVITIES		—	—

NET (DECREASE)/INCREASE IN CASH HELD		(4,496,150)	2,447,292
Net foreign exchange differences		(1,996)	(7,068)
Cash and cash equivalents at beginning of period		6,332,589	3,892,365
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	9	1,834,443	6,332,589

The above statement of cash flows should be read in conjunction with the accompanying notes.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2012

1.              CORPORATE INFORMATION

The consolidated financial report of Progen Pharmaceuticals Limited (the Group) for the year ended 30 June 2012 was authorised for issue in accordance with a resolution of the directors on 31 August 2012.

Progen Pharmaceuticals Limited (the parent) is a company limited by shares incorporated and domiciled in Australia whose shares are publicly traded on the Australian Securities Exchange (ASX) and the United States OTCQB Market. The nature of the operations and principal activities of the Group are described in Note 3.

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board and the Corporations Act 2001. The consolidated entity is a for-profit entity for the purpose of preparing the financial statements.

For the year ended 30 June 2012 the Group no longer meets the requirements under ASIC Class Order 98/100 to apply rounding to the nearest $1,000. As a result the amounts contained in the financial report have been rounded to the nearest dollar. The 2011 comparatives have been adjusted to reflect this rounding.

Going Concern

The Group incurred a net loss of $3,440,398 for the year ended 30 June 2012. As at 30 June 2012 the consolidated entity has cash and held-to-maturity investments of $5,023,130, net current assets of $5,432,979 and net assets of $5,673,002.

Current cash inflows are not sufficient to continue to fund operations and based on current and projected expenditure levels required to meet minimum commitments and operating expenses management anticipates that a capital raising may be required to continue to fund operations.

The ability of the consolidated entity to continue as a going concern is principally dependent upon one or more of the following:

•                  the ability of the company to raise additional capital in the form of equity and/or government sponsored research;

•                  the continued support of current shareholders; and

•                  the ability to successfully develop and extract value from its projects that are under development.

These conditions give rise to material uncertainty which may cast significant doubt over the consolidated entity’s ability to continue as a going concern.

The directors believe that the going concern basis of preparation is appropriate due to the following reasons:

•                 To date the consolidated entity has funded its activities through issuance of equity securities and it is expected that the consolidated entity will be able to fund its future activities through further issuances of equity securities; and

•                 The directors believe there is sufficient cash available for the consolidated entity to continue operating until it can raise sufficient further capital to fund its ongoing activities.

Should the consolidated entity be unable to continue as a going concern, it may be required to realise its assets and extinguish its liabilities other than in the ordinary course of business, and at amounts that differ from those stated in the financial statements.

This financial report does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts or classification of liabilities and appropriate disclosures that may be necessary should the consolidated entity be unable to continue as a going concern.

Statement of compliance

The consolidated financial statements of the Progen Pharmaceuticals Limited group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2012

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

New accounting standards and interpretations

(i)                                     Changes in accounting policy and disclosures

None of the new standards and amendments to standards that are mandatory for the first time for the financial year beginning 1 July 2011 affected any of the amounts recognised in the current period or any prior period and are not likely to affect future periods.

New standards and interpretations issued but not yet effective

Australian Accounting Standards that have recently been issued or amended but are not yet effective have not been adopted for the annual reporting period ended 30 June 2012.

AASB 9 Financial Instruments, 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 and 2010-7 Amendments to Australian Accounting Standards arising from AASB 9

This standard and its consequential amendments are applicable to annual reporting periods beginning on or after 1 January 2015 and completes phase I of the IASB’s project to replace IAS 39 (being the international equivalent to AASB 139 ‘Financial Instruments: Recognition and Measurement’). This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortised cost or fair value. To be classified and measured at amortised cost, assets must satisfy the business model test for managing the financial assets and have certain contractual cash flow characteristics. All other financial instrument assets are to be classified and measured at fair value. This standard allows an irrevocable election on initial recognition to present gains and losses on equity instruments (that are not held-for-trading) in other comprehensive income, with dividends as a return on these investments being recognised in profit or loss. In addition, those equity instruments measured at fair value through other comprehensive income would no longer have to apply any impairment requirements nor would there be any ‘recycling’ of gains or losses through profit or loss on disposal. The accounting for financial liabilities continues to be classified and measured in accordance with AASB 139, with one exception, being that the portion of a change of fair value relating to the entity’s own credit risk is to be presented in other comprehensive income unless it would create an accounting mismatch. The Group will adopt this standard from 1 July 2015 but the impact of its adoption is yet to be assessed by the Group.

AASB 10: ‘Consolidated Financial Statements’

This standard replaces part of IAS 27: ‘Consolidated and Separated Financial Statements’ and is applicable for the annual period beginning 1 January 2013. This new standard introduces a new definition of control that determines which entities are consolidated. This new definition of control may potentially lead to the consolidation of entities that were not previously included in the Group resulting in more assets and liabilities on the books. The Group is currently assessing the impact of this standard.

AASB 11: ‘Joint Arrangements’

This standard replaces IAS 31: ‘Interest in Joint Ventures’ and is applicable for annual periods beginning on or after 1 January 2013. This new standard introduces new rules which classify joint arrangements as either a joint operation or joint venture. Under the new standard, proportionate consolidation is not allowed and all joint ventures must be equity accounted. All joint arrangements held by the Group will need to be reassessed to determine whether the joint operation or joint venture classification is appropriate, and therefore the potential impacts of a change on the presentation of the Financial Statements. The Group is currently assessing the impact of this standard.

AASB 12: ‘ Disclosure of interest in other Entities’

This standard is applicable for annual reporting periods beginning on or after 1 January 2013. This standard clarifies the disclosure requirements for all forms of interests in other entities including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Group is assessing the impact of this standard.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2012

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

New accounting standards and interpretations (con’d)

AASB 13: ‘Fair Value Measurement’

This standard establishes a single source of guidance for determining the fair value of assets and liabilities. The Group is currently assessing the impact of this standard.

AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirement

These amendments are applicable to annual reporting periods beginning on or after 1 July 2013, with early adoption not permitted. They amend AASB 124 ‘Related Party Disclosures’ by removing the disclosure requirements for individual key management personnel (‘KMP’). The adoption of these amendments from 1 July 2013 will remove the duplication of information relating to individual KMP in the notes to the financial statements and the directors report. As the aggregate disclosures are still required by AASB 124 and during the transitional period the requirements may be included in the Corporations Act or other legislation, it is expected that the amendments will not have a material impact on the Group.

AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards

The amendments are applicable to annual reporting periods beginning on or after 1 January 2013. The amendments make numerous consequential changes to a range of Australian Accounting Standards and Interpretations, following the issuance of AASB 10, AASB 11, AASB 12 and revised AASB 127 and AASB 128. The Group has yet to determine to potential effect of this standard.

Basis of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Progen Pharmaceuticals Limited as at 30 June 2012 and the results of all subsidiaries for the year then ended.

Subsidiaries are all those entities over which the Group has the power to govern the financial and operating policies so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable are considered when assessing whether a group controls another entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, income and expenses and profit and losses resulting from intra-group transactions have been eliminated in full.

Subsidiaries are fully consolidated from the date on which control is obtained by the Group and cease to be consolidated from the date on which control is transferred out of the Group.

Investments in subsidiaries held by Progen Pharmaceuticals Limited are accounted for at cost in the separate financial statements of the parent entity.

Business combinations and asset acquisitions

The acquisition method of accounting is used to account for all business combinations regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange. Where equity instruments are issued in a business combination, the fair value of the instruments is their published market price as at the date of exchange. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2012

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Business combinations and asset acquisitions (cont’d)

All identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of the business combination over the net fair value of the Group’s share of the identifiable net assets acquired is recognised as goodwill. If the cost of acquisition is less than the Group’s share of the net fair value of the identifiable net assets of the subsidiary, the difference is recognised as a gain in the statement of comprehensive income, but only after a reassessment of the identification and measurement of the net assets acquired.

Acquisitions of entities that do not meet the definition of a business contained in AASB 3 Business Combinations (IFRS 3) are not accounted for as business combinations. In such cases the Group identifies and recognises the individual identifiable assets acquired (including those assets that meet the definition of, and recognition criteria for, intangible assets in AASB 138 Intangible Assets (IAS 38) and liabilities assumed. The cost of the group of net assets is then allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event does not give rise to goodwill.

Significant accounting judgements, estimates and assumptions

The carrying amounts of certain assets and liabilities are often determined based on estimates and assumptions of future events. The key estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of certain assets and liabilities within the next annual reporting period are:

Revenue recognition

The Group has recognised revenue amounting to $149,213 for delivery of manufacturing contract services to its licensee, Medigen Biotechnology Corporation. The amount has been determined based on a percentage in reference to the actual costs incurred to date as a percentage of total actual and estimated costs to complete. The group is confident that the contract will be delivered as agreed and/or communicated to Medigen. Accordingly, rescission of the manufacturing contract is not expected. It is therefore appropriate to recognise revenue on these transactions during 2012. The profit recognised for this contract was $79,156. The group would suffer an estimated pre-tax loss of $944,428 in its 2013 financial statements if the contract is cancelled, $79,156 being the reversal of 2012 profits and $865,272 of costs in relation to the manufacturing contract delivery.

Revenue recognition — refer note 4

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised:

(i) Rendering of services

Revenue from the provision of contract manufacturing services is recognised by reference to the stage of completion. Stage of completion is measured by reference to the outcome achieved to date as a percentage of the total outcome required for each contract.

(ii) Interest income

Revenue is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

Leases — refer note 4 and note 18

The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets and the arrangement conveys a right to use the asset.

Operating lease payments are recognised as an expense in the statement of comprehensive income on a straight-line basis over the lease term. Lease incentives are recognised in the statement of comprehensive income as an integral part of the total lease expense. There are no finance leases.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2012

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Cash and cash equivalents / short term investments — refer note 9

Cash and short-term deposits in the statement of financial position comprise cash at bank and in hand and short term deposits with an original maturity of three months or less.

For the purposes of the Cash Flow Statement, cash and cash equivalents consist of cash and cash equivalents as defined above.

Held to maturity investments — refer note 9

Held to maturity investments in the statement of financial position include term deposits with an original maturity between 3 and 12 months.

Restricted short-term deposits

As at 30 June 2012 restricted term deposits totalling $13,000 (2011: $86,852) were held under bank guarantees relating to the Group’s leased premises.

Trade and other receivables — refer note 10

Trade receivables, which generally have 30-90 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectible amounts.

An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect the debts. Bad debts are written off when identified.

Investment and other financial assets

Investments and financial assets in the scope of AASB 139 (IAS 39) Financial instruments: Recognition and Measurement and AASB 7 Financial instruments: Disclosure are categorised as either financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, or available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Designation is re-evaluated at each financial year end, but there are restrictions on reclassifying to other categories.

When financial assets are recognised initially, they are measured at fair value, plus, in the case of assets not at fair value through profit or loss, directly attributable transaction costs. The only financial assets are receivables, which are subsequently measured at amortised cost, and derivatives, which are subsequently measured at fair value through profit or loss.

Recognition and Derecognition

All regular way purchases and sales of financial assets are recognised on the trade date i.e. the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets under contracts that require delivery of the assets within the period established generally by regulation or convention in the market place. Financial assets are derecognised when the right to receive cash flows from the financial assets have expired or been transferred.

Foreign currency translation

(i) Functional and presentation currency

The functional and presentation currency of Progen Pharmaceuticals Limited is Australian dollars ($). The United States subsidiaries’ functional currency is United States dollars which is translated to presentation currency (see below).

(ii) Transactions & balances

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the reporting date.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2012

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Foreign currency translation (cont’d)

(iii) Translation of Group Companies functional currency to presentation currency

The results of the United States subsidiary are translated into Australian dollars at a rate that approximates the exchange rates at the dates of the transactions, for example an average rate for the monthly period.  Assets and liabilities are translated at exchange rates prevailing at the relevant balance date.

Exchange variations resulting from the translation are recognised in the foreign currency translation reserve in equity.

Income tax — refer note 6

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Deferred income tax is provided on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognised for all taxable temporary differences except:

•        when the deferred income tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit or loss nor taxable profit or loss; or

•        when the taxable temporary difference is associated with investments in subsidiaries, and the timing or the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets are recognised for all deductible temporary differences, carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax credits and unused tax losses can be utilised, except:

•        when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or

•        when the deductible temporary difference is associated with investments in subsidiaries, in which case a deferred tax asset is only recognised to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilised.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each reporting date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax assets and liabilities relate to the same taxable entity and the same taxation authority.

Other taxes

Revenues, expenses and assets are recognised net of the amount of GST except:

•        when the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•        receivables and payables, which are stated with the amount of GST included.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2012

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Other taxes (cont’d)

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

Cash flows are included in the Cash Flow Statement on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

Plant and equipment — refer note 11

Plant and equipment is stated at cost less accumulated depreciation and any accumulated impairment losses.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets as follows:

Plant and equipment	5 to 10 years
Office furniture and equipment	3 to 10 years
Leasehold improvements	3 to 6 years

The assets’ residual values, useful lives and amortisation methods are reviewed, and adjusted if appropriate, at each financial year end.

(i) Impairment

The carrying values of plant and equipment are reviewed for impairment at each reporting date, with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash-generating unit to which the asset belongs, unless the asset’s value in use can be estimated to be close to its fair value.

An impairment exists when the carrying value of an asset or cash-generating units exceeds its estimated recoverable amount. The asset or cash-generating unit is then written down to its recoverable amount.

(ii) Derecognition and disposal

An item of property, plant and equipment is derecognised upon disposal or when no further future economic benefits are expected from its use or disposal.  Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognised.

Intangible assets

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as at the date of acquisition. The cost of an intangible asset acquired as part of an asset acquisition is the consideration paid for the asset. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses. Internally generated intangible assets, excluding capitalised development costs, are not capitalised and expenditure is recognised in profit or loss in the year in which the expenditure is incurred.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2012

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Intangible assets (cont’d)

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortised over the useful life and tested for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method for an intangible assets with a finite useful life is reviewed at least each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively by changing the amortisation period or method, as appropriate, which is a change in accounting estimate. The amortisation expense on intangible assets with finite lives is recognised in profit or loss in the expense category consistent with the function of the intangible asset.

Trade and other payables — refer note 13

Trade payables and other payables are carried at amortised cost and their fair value approximates their carrying value due to their short term nature. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

Provisions — refer note 14

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

When the Group expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of comprehensive income net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects the risks specific to the liability.

When discounting is used, the increase in the provision due to the passage of time is recognised as a borrowing cost.

Make good provision

Provision is made for the anticipated costs of future restoration of our leased manufacturing and corporate premises.  The provision includes future cost estimates associated with the restoration of these premises to their original condition at the end of the lease term.  These future cost estimates are discounted to their present value.

Employee leave benefits

(i) Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees’ services up to the reporting date. Annual leave accrued and expected to be settled within 12 months of the reporting date is recognised in current provisions. They are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non accumulating sick leave are recognised when the leave is taken and are measured at the rates paid or payable.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2012

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Employee leave benefits (cont’d)

(ii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currencies that match, as closely as possible, the estimated future cash outflows.

Share-based payment transactions — refer note 12

(i) Equity-settled transactions:

The Group provides benefits to employees (including senior executives) and consultants of the Group in the form of share-based payments, whereby employees and consultants render services in exchange for shares or rights over shares (equity-settled transactions).

The cost of these equity-settled transactions is measured by reference to the fair value of the equity instruments at the date at which they are granted. The fair value of rights over shares is determined using a binomial, or other appropriate model, further details of which are given in note 12. The fair value of shares is determined by the market value of the Group’s shares at grant date.

In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Group (market conditions) if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the vesting period).

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date reflects

(i) the extent to which the vesting period has expired; and

(ii) the Group’s best estimate of the number of equity instruments that will ultimately vest.

No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date. The income charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is only conditional upon a market condition.

If the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Contributed equity — refer note 15

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2012

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Earnings per share — refer note 7

Basic earnings per share is calculated as net profit attributable to members of the Group, adjusted to exclude any costs of servicing equity, divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted earnings per share is calculated as net profit attributable to members of the Group, adjusted for:

•        costs of servicing equity;

•        the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares;

•        the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

•        other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

Operating segments — refer note 3

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker is responsible for allocating resources and assessing performance of the operating segments.

Research and development costs

Research costs are expensed as incurred. An intangible asset arising from development expenditure on an internal project is recognised only when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability or resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development. Following the initial recognition of the development expenditure, the cost model is applied requiring the asset to be carried at cost less any accumulated amortisation and accumulated impairment losses. Any expenditure so capitalised is amortised over the period of expected benefit from the related project. There are no capitalised development costs.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2012

3.              OPERATING SEGMENTS

The Group operates in the biotechnology industry. The Group’s activities comprise the research, development, and manufacture of biopharmaceuticals. The operating segments are identified by executive management (chief operating decision maker) based on the nature of the activity.

The operating segments are organised and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. There are no intersegment transactions.

The entity is domiciled in Australia. The amount of its revenue from external customers in Australia is $2,176,000 (2011 — $2,079,000), and the total revenue from external customers in other countries is $659,000 (2011 —$1,532,000). Segment revenues are allocated based on the country in which the customer is located. Revenues of $853,000 (2011:$597,000) were derived from a single external customer located in Taiwan. This revenue is attributable to the Australian manufacturing segment. There are no intersegment transactions.

All non-current assets are located in Australia for 2012 and 2011.

Operating segments	Research & Development	Manufacturing	Total
2012	$	$	$

Operating revenue
Sales to external customers	—	2,008,145	2,008,145
Total segment revenue	—	2,008,145	2,008,145

Unallocated revenues
License fee income	—	—	510,360
Interest income	—	—	316,385
Total revenue			2,834,890

Segment result	(1,455,733)	(662,804)	(2,118,537)

Corporate and administrative costs (includes unallocated other income)	—	—	(1,320,367)
Impairment loss	—	—	(1,494)
Operating loss			(3,440,398)

Assets
Segment assets	143,396	1,884,373	2,027,769
Cash, cash equivalents and short term investments	—	—	5,023,130
Other assets	—	—	325,073
Total assets			7,375,972

Liabilities
Segment liabilities	47,102	271,072	318,174
Unallocated liabilities	—	—	1,384,796
Total liabilities			1,702,970

Other segment information
Acquisition of property, plant & equipment, and other non-current assets	—	73,294	73,294
Unallocated acquisition of property, plant & equipment, and other non-current assets	—	—	3,853
Depreciation and amortisation	46,975	116,168	163,143
Unallocated depreciation and amortisation	—	—	8,838

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2012

3.              OPERATING SEGMENTS (cont’d)

Operating segments	Research & Development	Manufacturing	Total
2011	$	$	$

Operating revenue
Sales to external customers	—	2,584,456	2,584,456
Total segment revenue	—	2,584,456	2,584,456

Unallocated revenues
License fee income	—	—	474,744
Interest income	—	—	551,495
Total revenue			3,610,495

Segment result	(2,882,947)	74,945	(2,808,002)

Corporate and administrative costs (includes unallocated other income)	—	—	(3,235,793)
Impairment loss	—	—	(53,911)
Operating loss			(6,097,706)

Assets
Segment assets	147,693	1,144,760	1,292,453
Cash, cash equivalents and short term investments	—	—	10,447,589
Other assets	—	—	440,391
Total assets			12,180,433

Liabilities
Segment liabilities	242,718	708,566	951,284
Unallocated liabilities	—	—	2,237,676
Total liabilities			3,188,960

Other segment information
Acquisition of property, plant & equipment, and other non-current assets	34,991	6,340	41,331
Unallocated acquisition of property, plant & equipment, and other non-current assets	—	—	21,967
Depreciation and amortisation	52,090	142,010	194,100
Unallocated depreciation and amortisation	—	—	44,430

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2012

4.              REVENUE AND EXPENSES

	Consolidated
	2012	2011
	$	$
(a) Revenue
Manufacturing services revenue	2,008,145	2,584,456
License fee revenue	510,360	474,744
Interest revenue	316,385	551,495
Total revenue from continuing operations	2,834,890	3,610,695

(b) Other income
Other	56,195	55,752
Total other income	56,195	55,752

(c) Depreciation, amortisation and foreign exchange differences
Depreciation	170,488	238,530
Impairment of office improvements	1,494	53,911
Net foreign exchange loss/ (gain)	(39,013)	70,498

(d) Lease payments
Minimum lease payments — operating leases	117,862	679,200

(e) Employee benefit expenses
Wages and salaries	1,875,886	2,761,683
Long service leave provision	21,184	9,324
Share-based payment expense	123,853	83,663
	2,020,923	2,854,670
(f) Other expenses
Bad debt expense	345,368	107,376
Royalty expense	36,292	31,794
	381,660	139,170

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2012

5.              PARENT ENTITY DISCLOSURE

Parent entity information required to be disclosed in accordance with the Corporations Act 2001:

	Parent
	2012	2011
	$	$

Current assets	5,684,465	11,247,375
Total assets	6,311,235	11,937,392
Current liabilities	244,728	3,150,853
Total liabilities	380,938	3,446,913
Shareholders’ equity
Contributed equity	152,217,594	152,217,594
Options reserve	3,488,752	3,364,899
Accumulated losses	(149,776,049)	(147,092,014)
	5,930,297	8,490,479

Net loss for the year	(2,684,034)	(6,281,146)
Total comprehensive income	(2,684,034)	(6,281,146)

The parent entity has no contingent liabilities or contractual commitments relating to the purchase of property, plant or equipment.

6.              INCOME TAX

	Consolidated
	2012	2011
	$	$
The prima facie tax, using tax rates applicable in the country of operation, on loss before income tax differs from the income tax provided in the financial statements as follows:
Prima facie tax on loss before income tax @ 30%	(1,032,119)	(1,829,312)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
- Non deductible items	40,153	44,921
Foreign tax rate adjustment	(109,685)	(199,802)
Deferred tax assets not recognised	1,101,651	1,984,193
Income tax benefit attributable to current year losses	—	—

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2012

6.      INCOME TAX (cont’d)

	2012	2011
	$	$
Deferred income tax
Deferred income tax at 30 June relates to the following:
Deferred tax liabilities
Interest on short-term investments	(22,463)	(24,303)
Work in progress	(339,613)	—
Prepayment and other asset	(1,292)	—

Deferred tax assets
Unrealised foreign currency loss	20,840	18,798
Bad debts provision	135,823	57,058
Unearned revenue	266,361	—
Sundry creditors and accruals	34,844	245,309
Depreciation	156,399	200,406
Employee entitlements	65,587	82,954
Make good obligation	38,600	48,905
Share issue costs, legal and management consulting fees	199,561	306,011
Patent costs	131,399	322,742
Other costs not yet deductible	181,000	1,239,512
Losses available for offset against future taxable income	48,187,920	46,973,273
Deferred tax asset	50,515,745	49,470,665
Net deferred tax asset not recognised	(50,515,745)	(49,470,665)
Net deferred income tax assets	—	—

The benefit of the deferred tax asset will only be obtained if:

(i)             future assessable income of a nature and of an amount sufficient to enable the benefit to be realised is generated;

(ii)          the conditions for deductibility imposed by tax legislation continue to be complied with; and

(iii)       no changes in tax legislation adversely affect the Group in realising the benefit.

The Group has tax losses arising in Australia of $150,010,411 (2011: $147,554,000) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose, subject to satisfying the relevant income tax loss carry forward rules.

The Company has US federal and state net operating loss carry-forwards of approximately US$8,296,000 (2011: US$8,296,000) and US$63,000 (2011: US$63,000), which have a carry forward period between 2028 — 2029 are available a maximum of 20 years, subject to a continuity of ownership test.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2012

7.              EARNINGS/(LOSS) PER SHARE

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	Consolidated
	2012	2011
	$	$

Loss used in calculating basic and diluted loss per share	(3,440,398)	(6,097,706)

	Number of Shares	Number of Shares

Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share	24,709,097	24,709,097

Basic and diluted earnings/(loss) per share (cents per share)	(13.9)	(24.7)

Basic loss per share amounts are calculated by dividing the net loss for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share amounts are calculated by dividing the net loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all dilutive potential ordinary shares into ordinary shares.

There are 337,000 (2011: 1,441,331) options that have been excluded because the loss position makes any potential ordinary share anti-dilutive.

8.              DIVIDENDS PAID AND PROPOSED

The entity has not declared or paid dividends and does not anticipate declaring or paying any dividends in the immediate term.

9.              CURRENT ASSETS - CASH AND CASH EQUIVALENTS / HELD TO MATURITY INVESTMENTS

	Consolidated
	2012	2011
	$	$
Cash and cash equivalents

Cash at bank and on hand	1,834,442	1,752,636
Short-term deposits	—	4,579,953
Cash and cash equivalents	1,834,442	6,332,589

	Consolidated
	2012	2011
	$	$
Held to maturity investments

Term deposit (> than 3 months maturity)	3,188,688	4,115,000
Short term investments	3,188,688	4,115,000

Cash at bank earns interest at floating rates based on daily bank deposit rates.

Short-term deposits are made for varying periods of between one month and three months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

Short-term investments are made for periods of 4 to 6 months depending on the cash requirements of the Group and consideration of term deposit rates.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2012

9.  CURRENT ASSETS - CASH AND CASH EQUIVALENTS / HELD TO MATURITY INVESTMENTS (cont’d)

	Consolidated
	2012	2011
	$	$
Reconciliation of net loss after tax to net cash flows from operations
Net loss	(3,440,398)	(6,097,706)
Adjustments for:
Depreciation	170,488	238,530
Impairment loss	1,494	53,911
Share options expensed	123,853	83,663
Net book value of plant and equipment written-off	—	9,841
Loss (gain) on disposal of plant and equipment	11,990	(7,866)

Changes in operating assets and liabilities
Increase in trade and other receivables	(822,554)	(12,232)
Decrease in prepayments and other assets	94,811	59,030
(Decrease)/Increase in trade and other payables	(1,377,319)	1,049,489
(Decrease)/Increase in make good provision	(34,347)	3,636
Decrease in provisions	(74,324)	(31,208)
Net cash used in operating activities	(5,346,306)	(4,650,912)

10.       TRADE AND OTHER RECEIVABLES

	Consolidated
	2012	2011
	$	$
Current
Trade receivables	818,580	235,812
Other receivables (i)	1,471,280	968,943
Provision for impairment of receivables (a)	(452,745)	(190,194)
Total current trade and other receivables	1,837,115	1,014,561

(i) Other receivables are non-interest bearing and are generally on 30-90 day terms.  Balance includes accrued sales not yet billed which account for $1,132,045 (2011: $ 833,651).

(a) Impaired trade and other receivables

As at 30 June 2012 current trade and other receivables of the group with a nominal value of $452,745 (2011 — $190,194) were impaired. The amount of the impairment recognised in the 2012 year was $345,369 (2011 — $107,376). The individually impaired receivables mainly relate to the withholding tax on milestone payments from licensee, Medigen Biotechnology Co (Taiwan).

The ageing of trade receivables is as follows:

	Consolidated
	2012	2011
	$	$
1 to 3 months	600,222	150,143
3 to 6 months	1,478	2,851
Over 6 months	216,880	82,818
	818,580	235,812

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2012

10.           TRADE AND OTHER RECEIVABLES (Cont’)

a) Impaired trade and other receivables (cont’d)

Movements in the provision for impairment of receivables are as follows:

	Consolidated
	2012	2011
	$	$
At 1 July	190,194	82,818
Provision for impairment recognised during the year	345,369	107,376
Receivables written off during the year as uncollectible	(82,818)	—
Unused amount reversed	—	—
At 30 June	452,745	190,194

The creation and release of the provision for impaired receivables has been included in ‘other expenses’ in profit or loss. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.

(b) Past due but not impaired

As at 30 June 2012, trade receivables of $157,231 (2011 — $6,667) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	Consolidated
	2012	2011
	$	$
Up to 3 months	135,312	3,816
3 — 6 months	1,478	2,851
over 6 months	20,441	—
	157,231	6,667

Based on the credit history of these other classes, it is expected that these amounts will be received within the next twelve months. The Group does not hold any collateral in relation to these receivables.

The other classes within trade and other receivables do not contain impaired assets and are not past due. Based on the credit history of these other classes, it is expected that these amounts will be received when due.

(c) Concentration of credit risk

The Group has two concentrations of credit risk. It has a receivable from Medigen Biotechnology Co (Taiwan) amounting to $222,929 and Prima Biomed amounting to $336,670.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2012

11.  NON-CURRENT ASSETS - PLANT & EQUIPMENT

			Consolidated
	1 July 2011	Translation	Additions	Disposals	Depreciation	Impairment	30 June 2012
	$	Adjustment	$	$	$	$	$
Plant & equipment
At cost	4,467,995	—	68,125	—	—	—	4,536,120
Accumulated depreciation	(4,121,096)	—	—	—	(147,855)	—	(4,268,951)
	346,899	—	68,125	—	(147,855)	—	267,169

Office equipment
At cost	170,737	—	9,022	(49,149)	—	—	130,610
Acquisition of assets	28,738	—	—	—	—	—	28,738
Translation adjustment	1,737	71	—	—	—	—	1,809
Accumulated depreciation	(152,205)	—	—	36,168	(20,331)	(1,494)	(137,863)
	49,007	71	9,022	(12,981)	(20,331)	(1,494)	23,294

Leasehold improvements
At cost	851,292	—	—	(214,138)	—	—	637,154
Accumulated depreciation	(795,079)	—	—	160,227	(2,302)	—	(637,154)
Impairment	(53,911)	—	—	53,911	—	—	—
	2,302	—	—	—	(2,302)	—	—
TOTAL	398,208	71	77,147	(12,981)	(170,488)	(1,494)	290,463

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2012

11. NON-CURRENT ASSETS - PLANT & EQUIPMENT (cont’d)

		Translation	Consolidated
	1 July 2010	Adjustment	Additions	Disposals	Depreciation	Impairment	30 June 2011
	$	$	$	$	$	$	$
Plant & equipment
At cost	4,780,385	—	29,295	(341,685)	—	—	4,467,995
Accumulated depreciation	(4,288,864)	—	—	341,685	(173,917)	—	(4,121,096)
	491,521	—	29,295	—	(173,917)	—	346,899

Office equipment
At cost	227,228	—	34,003	(90,494)	—	—	170,737
Acquisition of assets	28,738	—	—	—	—	—	28,738
Translation adjustment	4,913	(3,176)	—	—	—	—	1,737
Accumulated depreciation	(181,015)	—	—	60,833	(32,023)	—	(152,205)
	79,864	(3,176)	34,003	(29,661)	(32,023)	—	49,007

Leasehold improvements
At cost	851,292	—	—	—	—	—	851,292
Accumulated depreciation	(762,489)	—	—	—	(32,590)	—	(795,079)
Impairment	—	—	—	—	—	(53,911)	(53,911)
	88,803	—	—	—	(32,590)	(53,911)	2,302
TOTAL	660,188	(3,176)	63,298	(29,661)	(238,530)	(53,911)	398,208

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2012

12.  SHARE BASED PAYMENTS

(a) Employee option plan

The Progen Directors and Employee Option Incentive Plan (“the Employee Plan”) was last approved by shareholders at the 2010 annual general meeting.

Options granted to Company employees are issued under the Employee Plan.  Options are granted under the Employee Plan for no consideration and once capable of exercise entitle the holder to subscribe for one fully-paid ordinary share upon exercise at the exercise price.  The exercise price, except for the 1,000,000 options granted to the CEO in 2011, is based on the weighted average closing price at which the Group’s shares traded on the Australian Securities Exchange during the five trading days immediately before they are granted. 166,667 share options were forefeited due to non-satisfaction of market conditions, and the remaining options were cancelled on 26 February 2012 following the termination of the CEO position, as per the rules of the Employee Share Option Plan.

Options granted under the Employee Plan that have not vested at the time an option holder becomes ineligible (i.e. no longer an employee), are forfeited and not capable of exercise.  When an option holder becomes ineligible and the options have already vested then the option holder has 3 months to exercise or they expire.  Options must be exercised by the expiry dates or they lapse. The vesting period is generally 12 months of service from the grant date.

At 30 June 2012 there were 337,000 (2011: 1,441,333) options over ordinary shares outstanding.

(b) Consultant option plan

On 16 February 2005 the Directors approved the Progen Consultants and Advisors Option Incentive Plan (‘the Consultant Plan”).  The Consultant Plan rules are consistent with the Employee Plan rules, in that the consultants provide similar services to employees so the awards are accounted for in the same way as employee awards and the options vest over 12 months.

Information with respect to the number of all options granted is as follows:

	2012		2011
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
Beginning of the financial year	1,441,333	1.30	1,459,000	2.56
- granted(1)	—	—	331,000	0.29
- forfeited	(1,083,333)	1.02	(4,000)	0.29
- expired	(21,000)	2.79	(344,667)	1.77
- exercised	—	—	—	—
Balance at end of year	337,000	2.11	1,441,333	1.30
Exercisable at end of year	337,000	2.11	281,000	3.35

(1)The weighted average fair value at the grant date in the 2012 financial year was $nil (2011:  $0.09).

The weighted average remaining contractual life of share options outstanding at the end of the period was 1.69 years (2011 — 3.42 years).

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June  2012

12. SHARE BASED PAYMENTS (cont’d)

The following table summarises information about all options outstanding at 30 June 2012:

		30 June 2011		30 June 2012
Grant date	Expiry date	Number of options	Average option exercise price $	Number of options	Average option exercise price $
29 August 2006	29 August 2011(1)	21,000	2.79	—	—
14 September 2007	13 September 2012(3)	235,000	3.61	185,000	3.61
10 March 2008	10 March 2013(5)	25,000	1.42	—	—
29 March 2010	29 March 2015(2)	166,667	0.80	—	—
29 March 2010	29 March 2015(2)	166,666	0.95	—	—
29 March 2010	29 March 2015(2)	250,000	1.05	—	—
29 March 2010	29 March 2015(2)	250,000	1.15	—	—
1 January 2011	1 January 2016(4)	327,000	0.29	152,000	0.29
		1,441,333		337,000

(1) The options expired during the year.

(2) Options vest upon fulfilment of share market price conditions; i.e. 30 day VWAP exceeds the share prices of $0.65 in Yr 1, $0.80 in Yr 2, $0.95 in Yr 3, $1.05 in Yr 4; and $1.15 in Yr 5.  166,667 options were forfeited due to non-satisfaction of a market condition while 833,333 options were forfeited on 26 February 2012 following the termination of the CEO position.

(3) 50,000 options were forfeited during the year.

(4) 175,000 options were forfeited during the year.

(5) 25,000 options were forfeited during the year

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June  2012

12. SHARE BASED PAYMENTS (cont’d)

		30 June 2011		30 June 2012
Grant date	Expiry date	Number of options	Average option exercise price $	Number of options	Average option exercise price $
29 August 2006	29 August 2011(1)	24,000	2.79	21,000	2.79
14 September 2007	13 September 2012(2)	310,000	3.61	235,000	3.61
1 February 2008	1 February 2013(3)	100,000	2.22	—	—
10 March 2008	10 March 2013	25,000	1.42	25,000	1.42
29 March 2010	29 March 2015(4)	166,667	0.65	—	—
29 March 2010	29 March 2015(4)	166,667	0.80	166,667	0.80
29 March 2010	29 March 2015(4)	166,666	0.95	166,666	0.95
29 March 2010	29 March 2015(4)	250,000	1.05	250,000	1.05
29 March 2010	29 March 2015(4)	250,000	1.15	250,000	1.15
1 January 2011	1 January 2016	—	—	327,000	0.29
		1,459,000		1,441,333

(1) 3,000 options expired during the year.

(2) 75,000 options expired during the year.

(3) 100,000 options expired during the year.

(4) Options vest upon fulfilment of share market price conditions; i.e. 30 day VWAP exceeds the share prices of $0.65 in Yr 1, $0.80 in Yr 2, $0.95 in Yr 3, $1.05 in Yr 4; and $1.15 in Yr 5. The first tranche of 166,667 options forfeited due to non-satisfaction of a market condition.

The fair value of the equity-settled share options granted under the option plans is estimated as at the date of grant using a binomial or other appropriate model taking into account the terms and conditions upon which the options were granted.

The following table lists the inputs to the model used in the valuation of the options:

	2012	2011
Expected volatility	—	54.0%
Risk-free rate average	—	5.4%
Expected life average (years)	—	5 years
Dividend yield	—	—
Weighted average exercise price	—	$0.29
Share price at grant date	—	$0.32

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may also not necessarily be the actual outcome. No other features of options granted were incorporated into the measurement of fair value.

(c) Expenses arising from share-based payment transactions

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were $123,853 (2011: $83,663)

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June  2012

13.  CURRENT LIABILITIES - TRADE AND OTHER PAYABLES

	Consolidated
	2012	2011
	$	$

Trade creditors (i)	41,552	232,821
Unearned revenue(ii)	966,898	832,490
Other creditors (iii)	347,228	1,667,686
	1,355,678	2,732,997

Australian dollar equivalents

Australian dollar equivalent of amounts payable in foreign currencies (US$) - $42,771 (2011: $1,759,297).

Terms and conditions

Terms and conditions relating to the above financial instruments:

(i)    Trade creditors are non-interest bearing and are normally settled on 30 day terms.

(ii)    Unearned income includes $942,898 (2011: $832,490) representing payments in advance from Medigen to commence the manufacture of PI-88 in accordance with the Exclusive License and Collaboration Agreement between Medigen and Progen.

(iii) Other creditors are non-interest bearing and have a term between 30 days and 12 months

14.  PROVISIONS

Make good provision

In accordance with the lease agreement terms, the parent must restore its leased premises situated at Darra, Brisbane to its original condition at the end of the lease term.  The parent provided nil in the year 2012 as the provision has reached the full estimated cost to restore the facility, i.e. $128,668 (fully provided in 2007).

Due to the long-term nature of the Darra premises make good liability, the greatest uncertainty in estimating the provision is the costs that will ultimately be incurred. The provision has been calculated using a risk free discount rate.

	Consolidated
	2012	2011
	$	$

Make good provision	128,668	163,016

Employee benefits provision
Long service leave	128,643	125,474
Annual leave	89,981	167,473
	218,624	292,947
	347,292	455,963

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June  2012

14.    PROVISIONS (cont’d)

Movement in provision

	Make good provision	Annual leave	Long service leave	Total
	$	$	$	$
Consolidated
At 1 July 2011	163,016	167,473	125,474	455,963
Arising during the year	—	132,828	21,184	154,012
Utilised	(34,348)	(210,320)	(18,015)	(262,683)
At 30 June 2012	128,668	89,981	128,643	347,292

Current 2012	—	89,981	98,544	188,525
Non-current 2012	128,668	—	30,099	158,767
	128,668	89,981	128,643	347,292

Current 2011	34,348	167,473	74,000	275,821
Non-current 2011	128,668	—	51,474	180,142
	163,016	167,473	125,474	455,963

15.  CONTRIBUTED EQUITY

a) Issued and paid up capital

	Consolidated
	2012	2011
	$	$

Ordinary shares fully paid	152,217,594	152,217,594

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held. On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote. Ordinary shares have no par value and the company does not have a limited amount of authorised capital.

b) Movements in shares on issue

	2012		2011
	Number of	Amount	Number of	Amount
	shares	$	Shares	$

Beginning of the financial year	24,709,097	152,217,594	24,709,097	152,217,594
Issued during the year:	—	—	—	—
End of the financial year	24,709,097	152,217,594	24,709,097	152,217,594

c)  Share options

At 30 June 2012 there were a total of 337,000 (2011: 1,441,333) unissued ordinary shares in respect of which options were outstanding.

Refer to note 12 for more details on unlisted options.

d) Capital risk management

The Group’s objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the group may adjust the amount of dividends paid to shareholders, return capital to shareholders or issue new shares.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June  2012

16.  ACCUMULATED LOSSES AND RESERVES

Accumulated losses

Movement in accumulated losses were as follows:

	Consolidated
	2012	2011
	$	$
Balance 1 July	(146,663,917)	(140,566,211)
Net loss	(3,440,398)	(6,097,706)
Balance 30 June	(150,104,315)	(146,663,917)

Reserves

Employee reserve

The employee reserve is used to record the value of share based payments provided to employees, including key management personnel, as part of their remuneration.

	Consolidated
	2012	2011
Employee reserve	$	$
Balance 1 July	3,364,899	3,281,236
Employee option expense	123,853	83,663
Balance 30 June	3,488,752	3,364,899

Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign subsidiaries.

	Consolidated
	2012	2011
Foreign currency translation reserve	$	$
Balance 1 July	72,897	84,946
Foreign currency translation	(1,926)	(12,049)
Balance 30 June	70,971	72,897

Total Reserves	3,559,723	3,437,796

17.  FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group’s principal financial instruments comprise cash and cash equivalents, held- to maturity investments, trade and other receivables and trade and other payables.

The Group manages its exposure to key financial risks, including market risk (interest rate and currency risk) credit risk and liquidity risk in accordance with the Group’s financial risk management policy. The objective of the policy is to support the delivery of the Group’s financial targets whilst protecting future financial security.

Depending on cash flow, the Group may simply procure the required amount of foreign currency to mitigate the risk of future obligations.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2012

17. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont’d)

The main risks arising from the Group’s financial instruments are cash flow interest rate risk, foreign currency risk, credit risk and liquidity risk. The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange rates and assessments of market forecasts for interest rate and foreign exchange. Ageing analyses is undertaken to manage credit risk.

The Board reviews and agrees policies for managing each of these risks which are summarised below.

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 2 to the financial statements.

Credit risk

The Group trades only with recognised, creditworthy third parties. All receivables, including other receivables, are current.

All the Group’s material cash balances are with a large national Australian bank. Although there is a significant concentration of risk with one bank, it has a strong credit rating.

Refer note 10 for further details on trade and other receivables.

Liquidity risk

The Group’s objective is to maintain a balance between continuity of project research utilising an optimal combination of equity funding and available credit lines. Prudent liquidity risk management implies maintaining sufficient cash and marketable securities. The Group has no financial liabilities due after twelve months.

Liquid non-derivative assets comprising cash and receivables are considered in the Group’s overall liquidity risk. The Group ensures that sufficient liquid assets are available to meet all the required short-term cash payments.

The table below reflects all financial liabilities as of 30 June 2012. Financial liabilities are presented at their undiscounted cash flows. Cash flows for financial liabilities without fixed amounts or timing are based on the conditions existing at 30 June 2012.  The Group had no derivative financial instruments at 30 June 2012.

The remaining contractual maturities of the Group’s financial liabilities are:

	Consolidated
	2012	2011
	$	$
6 months or less	2,552,589	4,012,921

Foreign currency risk

At 30 June 2012, the Group held US$914,342 (2011: US$2,432,141) in cash deposits.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2012

17. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont’d)

At 30 June 2012, the Group had the following exposure to US$ currency shown in AU$:

	Consolidated
	2012	2011
	$	$
Financial assets
Cash and cash equivalents	899,855	2,295,122

Financial liabilities
Trade and other payables	42,771	2,816,200

Net exposure	857,084	(521,078)

At 30 June 2012, had the Australian Dollar moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows:

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2012	2011	2012	2011
	$	$	$	$
Consolidated
AUD/USD + 10% (2011: +15%)	(77,917)	67,967	—	—
AUD/USD -10% (2011: - 15%)	95,232	(91,955)	—	—

The sensitivity analysis for the foreign currency exposure was determined based on historical movements over the past two years.

Interest rate risk

The Group’s exposure to market interest rates relates primarily to the Group’s cash and short-term deposits. These deposits are held to fund the Group’s ongoing and future drug development activities. Cash at bank of $1,834,442 earns interest at floating rates based on daily and “at call” bank deposit rates. Held to maturity investments of $3,188,688 are made for varying periods of between one to six months, depending on the immediate cash requirements of the Group, and earn interest at the respective term deposit rates. Refer to note 9 for details on the Group’s cash and cash equivalents at 30 June 2012.

The following sensitivity analysis is based on the weighted average interest rates applicable to the Group’s cash and short-term deposits in existence at the reporting date.

At 30 June 2012, if interest rates had moved, as illustrated in the table below, with all other variables held constant, post tax loss and equity would have been affected as follows:

	Post tax loss (Higher)/Lower		Equity Higher/(Lower)
	2012	2011	2012	2011
	$	$	$	$

Consolidated
+ 2.0% / 200 basis points (2011: + 1.0%)	100,463	104,476	—	—
- 0.5% / 50 basis points (2011: - 0.5%)	(25,116)	(52,238)	—	—

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2012

17. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (cont’d)

The 2012 sensitivity is based on a significantly lower cash balance due primarily to significant reduction in cash and cash equivalents.  Following the drop in interest rates during late 2011-12, the potential upside in interest rates has been increased over the prior year analysis, thereby increasing sensitivity.  The sensitivity in interest rates were determined based on historical movements over the past two years and management expectations of reasonable movements.

Investments

Investments are made in accordance with a Board approved Investment Policy. Investments are typically in bank bills and held to maturity investments. Policy stipulates the type of investment able to be made.  The objective of the policy is to maximise interest income within agreed upon creditworthiness criteria.

Maturity analysis of financial assets and liabilities based on management’s expectation

The risk implied from the values shown in the table below, reflects a balanced view of cash inflows and outflows. Trade payables and receivables are considered in the Group’s overall liquidity risk.

Consolidated

Financial instruments 2012	6 months or less $	6 to 12 months $	More than 12 months $	Total carrying amount as per the statement of financial position $	Weighted average effective interest rates %

Consolidated financial assets
Cash and cash equivalents	1,834,442	—	—	1,834,442	0.0%
Held-to maturity investments	3,188,688	—	—	3,188,688	5.5%
Trade and other receivables	1,837,115	—	—	1,837,115	0.0%
Security deposit	13,000	—	—	13,000	5.1%
	6,873,245	—	—	6,873,245

Consolidated financial liabilities
Trade and other payables	388,780	—	—	388,780	0.0%
	388,780	—	—	388,780
Net maturity	6,484,465	—	—	6,484,465

Financial instruments 2011	1 year or less $	Over 1 to 5 years $	More than 5 years $	Total carrying amount as per the statement of financial position $	Weighted average effective interest rates %

Consolidated financial assets
Cash and cash equivalents	6,332,589	—	—	6,332,589	3.5%
Held-to maturity investments	4,115,000	—	—	4,115,000	6.0%
Trade and other receivables	1,014,561	—	—	1,014,561	0.0%
Security deposit	86,852	—	—	86,852	6.0%
	11,549,002	—	—	11,549,002
Consolidated financial liabilities
Trade and other payables	2,732,997	—	—	2,732,997	0.0%
	2,732,997	—	—	2,732,997
Net maturity	8,816,005	—	—	8,816,005

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2012

18.           EXPENDITURE COMMITMENTS

	Consolidated
	2012	2011
	$	$

Non-cancellable operating lease commitments
Future operating lease commitments not provided for in the financial statements and payable:
Minimum lease payments
Total not later than one year	143,535	119,612
- later than one and not longer than five years:	143,535	310,993
- aggregate lease expenditure contracted for at balance date	287,070	430,605

19.           EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS

	Consolidated
	2012	2011
	$	$

The aggregate employee entitlement liability is comprised of:
Accrued wages, salaries and on-costs	23,737	17,213
Provisions (current)	188,525	241,473
Provisions (non-current)	30,099	51,474
	242,361	310,160

Superannuation

The parent makes no superannuation contributions other than the statutory superannuation guarantee levy. The Group does not operate a defined benefit plan on behalf of its employees.

The Group contributed $228,748 on behalf of employees to superannuation funds (considered a related party) for the year ended 2012 (2011: $276,147).

20.           CONTINGENT LIABILITIES AND ASSETS

License of PI-88 to Medigen Biotechnology Corporation

On 29 June 2010, the Company executed a binding agreement with Medigen for the global licensing ofPI-88, the group’s lead anti-cancer product. The agreement is an exclusive worldwide License and Collaboration agreement with sub license rights for the commercialisation of PI-88 for the therapeutic and prophylactic treatment of cancer.  PharmaSynth will provide manufacturing support to Taiwan-based Medigen to develop PI-88 with an initial focus on Taiwan and China.

The licence agreement provides for royalty payments on PI-88 sales as well as milestone payments at certain points in the product’s development.

21.           SUBSEQUENT EVENTS

No significant events have occurred after the balance date.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2012

22.           AUDITORS’ REMUNERATION

	Consolidated
	2012	2011
	$	$
(a) Amounts received or due and receivable by BDO(1) for:
Audit or review of the financial reports of the entity
- The Australian financial reports of the entity	44,000	—

(b) Amounts received or due and receivable by PKF LLP for:
Audit or review of the financial reports of the entity
- The US financial report of the entity	25,000	—
	69,000	—

(b) Amounts received or due and receivable by Ernst & Young for:
- The Australian financial report of the entity	—	117,477
- The US financial reports of the entity	—	50,000
	—	167,477

(c) Other non-audit services in relation to the entity(2)	17,380	—

(d) Other non-audit services performed by other auditor(3)	15,939	4,898

	102,319	172,375

(1) BDO East Coast Partnership (“BDO”) (formerly known as PKF East Coast Practice)

(2) Non-audit services received from BDO for tax services

(3) During the current and prior year, the company received non-audit services from Ernst & Young Taiwan in relation to the tax treatment of payments made by the company’s licensee, Medigen.

23.           DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES

(a)  Remuneration of directors and other key management personnel

	2012 $	2011 $
Short term benefits	1,026,549	1,698,618
Post-employment benefits	75,141	104,268
Share-based payments	103,873	74,958
Termination payments	285,110	39,449
Total key management personnel compensation	1,490,673	1,917,293

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2012

23.    DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(b)  Option holdings of key management personnel (cont’d)

	Balance at beginning of period				Balance at end of period	At 30 June 2012
Directors	1 July 2011	Granted as remuneration	Options forfeited	Options expired	30 June 2012	Total Vested	Total Non- Vested
S. B. James	—	—	—	—	—	—	—
J. Chiplin(1)	—	—	—	—	—	—	—
J. Cherrington(1)	—	—	—	—	—	—	—
T. J. Burt(2)	—	—	—	—	—	—	—
H. Tang	—	—	—	—	—	—	—
WJ. Jiang	—	—	—	—	—	—	—

Executives
P. Dixon(3)	75,000	—	(75,000)	—	—	—	—
S. MacLeman(4)	833,333	—	(833,333)	—	—	—	—
D. Bampton(5)	40,000	—	(40,000)	—	—	—	—
F. Lankesheer	30,000	—	—	—	30,000	30,000	—
L. Tillack	50,000	—	—	—	50,000	50,000	—
Total	1,028,333	—	(948,333)	—	80,000	80,000	—

(1) Resigned 22 August 2011

(2) Resigned 30 November 2011

(3) Resigned 15 July 2011

(4) Resigned 26 August 2011

(5) Terminated 28 February 2012

	Balance at beginning of period			Options	Balance at end of period	At 30 June 2011
Directors	1 July 2010	Granted as remuneration	Options exercised	forfeited / expired	30 June 2011	Total Vested	Total Non- Vested
S. B. James	—	—	—	—	—	—	—
J. Chiplin(1)	—	—	—	—	—	—	—
J. Cherrington(1)	—	—	—	—	—	—	—
T. J. Burt(2)	—	—	—	—	—	—	—
Dr. P. Lin(7)	—	—	—	—	—	—	—
H. Tang	—	—	—	—	—	—	—
WJ. Jiang	—	—	—	—	—	—	—

Executives
L. Marton(3)	100,000	—	—	(100,000)	—	—	—
P. Dixon(4)	—	75,000	—	—	75,000	—	75,000
S. MacLeman(5)	1,000,000	—	—	(166,667)	833,333	—	833,333
D. Bampton(6)	—	40,000	—	—	40,000	—	40,000
F. Lankesheer	—	30,000	—	—	30,000	—	30,000
L. Tillack	50,000	—	—	—	50,000	50,000	—
Total	1,150,000	145,000	—	(266,667)	1,028,333	50,000	978,333

(1) Resigned 22 August 2011

(2) Resigned 30 November 2011

(3) Resigned 31 October 2010

(4) Resigned 15 July 2011

(5) Resigned 26 August 2011

(6) Terminated 28 February 2012

(7) Resigned 16 June 2011

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2012

23.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(c)  Shareholdings of key management personnel

Ordinary shares held in Progen Pharmaceuticals Limited	Balance 1 July 11	On exercise of options	Net change other	Balance 30 June 12

Directors
S. B. James	—	—	—	—
J. Chiplin(1)	—	—	—	—
J. Cherrington(1)	—	—	—	—
T. J. Burt(2)	—	—	—	—
H. Tang	1,500	—	—	1,500
WJ Jiang	—	—	109,626	109,626

Executives
P. Dixon(3)	—	—	—	—
S. MacLeman(4)	—	—	—	—
D. Bampton(5)	—	—	—	—
F. Lankesheer	—	—	—	—
L. Tillack	—	—	—	—
Total	1,500	—	109,626	111,126

(1) Resigned 22 August 2011

(2) Resigned 30 November 2011

(3) Resigned 15 July 2011

(4) Resigned 26 August 2011

(5) Terminated 28 February 2012

Ordinary shares held in Progen Pharmaceuticals Limited	Balance 1 July 10	On exercise of options	Net change other	Balance 30 June 11

Directors
S. B. James	—	—	—	—
J. Chiplin(1)	—	—	—	—
J. Cherrington(1)	—	—	—	—
T. J. Burt(2)	—	—	—	—
Dr. P. Lin(7)	—	—	—	—
H. Tang	1,500	—	—	1,500
WJ Jiang	—	—	—	—

Executives
L. Marton(3)	—	—	—	—
P. Dixon(4)
S. MacLeman(5)
D. Bampton(6)	—	—	—	—
F. Lankesheer	—	—	—	—
L. Tillack	—	—	—	—
Total	1,500	—	—	1,500

(1) Resigned 22 August 2011

(2) Resigned 30 November 2011

(3) Resigned 31 October 2010

(4) Resigned 15 July 2011

(5) Resigned 26 August 2011

(6) Terminated 28 February 2012

(7) Resigned 16 June 2011

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2012

23.  DIRECTOR AND EXECUTIVE AND RELATED PARTY DISCLOSURES (cont’d)

(d)  Subsidiaries

The consolidated financial statements include the financial statements of Progen Pharmaceuticals Limited and the subsidiaries listed in the following table:

	Country of	% Equity Interest
Name	Incorporation	2012	2011

Progen Pharmaceuticals Inc.	United States	100	100
PharmaSynth Pty Ltd	Australia	100	100

(e)  Associates

The Group has a 43% interest in EPI Pharmaceuticals Inc. (2011: 43%), a company incorporated in Delaware which was incorporated to hold the CellGate and other divested assets. The Company has not traded in the period and the investment is carried at a $nil carrying value in the Group (2011: nil).

Summarised financial information of EPI Pharmaceuticals Inc.

	Assets	Liabilities	Revenue	Loss
	$	$	$	$
2012	—	261,591	—	244,743
2011	—	13,025		13,016

There were no expenditure commitments contracted for at balance date that were payable but not provided for by the associate. There are no known contingent liabilities.

Progen Pharmaceuticals Limited

Notes to the Financial Statements

For the year ended 30 June 2012

Directors’ Declaration

The directors of the company declare that:

1.                The financial statements, comprising the statement of comprehensive income, statement of financial position, statement of cash flows, statement of changes in equity, accompanying notes, are in accordance with the Corporations Act 2001 and:

(a)                       comply with Accounting Standards and the Corporations Regulations 2001; and

(b)                       give a true and fair view of the consolidated entity’s financial position as at 30 June 2012 and of its performance for the year ended on that date.

2.                The company has included in the notes to the financial statements an explicit and unreserved statement of compliance with International Financial Reporting Standards.

3.                In the directors’ opinion, there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

4.                The remuneration disclosures included in pages 8 to 15 of the directors’ report (as part of audited Remuneration Report), for the year ended 30 June 2012, comply with section 300A of the Corporations Act 2001.

5.                The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A.

This declaration is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the directors by:

S. James	H. Tang
Chairman	Director

Date: 31 August 2012	Date: 31 August 2012

Tel: +61 2 9251 4100	Level 10, 1 Margaret St
Fax: +61 2 9240 9821	Sydney NSW 2000
www.bdo.com.au	Australia

INDEPENDENT AUDITOR’S REPORT

To the members of Progen Pharmaceuticals Limited

Report on the Financial Report

We have audited the accompanying financial report of Progen Pharmaceuticals Limited, which comprises the statement of financial position as at 30 June 2012, the statement of comprehensive income, the statement of changes in equity and the statement of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance about whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation of the financial report that gives a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of Progen Pharmaceuticals Limited, would be in the same terms if given to the directors as at the time of this auditor’s report.

BDO East Coast Partnership ABN 83 236 985 726 is a member of a national association of independent entities which are all members of BDO (Australia) Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO East Coast Partnership and BDO (Australia) Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation (other than for the acts or omissions of financial services licensees) in each State or Territory other than Tasmania.

Opinion

In our opinion:

(a)               the financial report of Progen Pharmaceuticals Limited is in accordance with the Corporations Act 2001, including:

(i)                   giving a true and fair view of the consolidated entity’s financial position as at 30 June 2012 and of its performance for the year ended on that date; and

(ii)                complying with Australian Accounting Standards and the Corporations Regulations 2001; and

(b)               the financial report also complies with International Financial Reporting Standards as disclosed in Note 1.

Emphasis of matter

Without modifying our opinion, we draw attention to Note 2 in the financial report, which indicates that the consolidated entity incurred a net loss of $3,440,398 during the year ended 30 June 2012 and needs to raise additional funds to continue as a going concern. These conditions along with other matters set forth in Note 2, indicate the existence of a material uncertainty which may cast significant doubt about the consolidated entity’s ability to continue as a going concern and therefore, the consolidated entity may be unable to realise its assets and discharge its liabilities in the normal course of business.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 8 to 15 of the directors’ report for the year ended 30 June 2012. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Opinion

In our opinion, the Remuneration Report of Progen Pharmaceuticals Limited for the year ended 30 June 2012 complies with section 300A of the Corporations Act 2001.

BDO East Coast Partnership

Albert Loots

Partner

Brisbane, 31 August 2012

BDO East Coast Partnership ABN 83 236 985 726 is a member of a national association of independent entities which are all members of BDO (Australia) Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO East Coast Partnership and BDO (Australia) Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation (other than for the acts or omissions of financial services licensees) in each State or Territory other than Tasmania.